

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 22, 2012

<u>Via E-Mail</u>
Mr. Steven Adelstein
Principal Accounting and Financial Officer
Wellesley Capital Management Corp.
7076 Spyglass Avenue
Parkland, Florida 33076

> **Re:** **Wellesley Capital Management Corp. (formerly known as "TheWebDigest Corp")**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed February 27, 2012**
> **Forms 10-Q for the Quarters Ended March 31, 2012 and June 30, 2012**
> **Filed April 24, 2012 and July 31, 2012**
> **File No. 333-151485**

Dear Mr. Adelstein:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief